EOLA PROPERTY TRUST

390 N. Orange Avenue, Suite 2400

Orlando, FL 32801

(407) 650-0593

August 4, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Eola Property Trust
Registration Statement on Form S-11
File No. 333-169776

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Eola Property Trust (the “Company”) hereby respectfully requests the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-11 (File No. 333-169776), together with all exhibits thereto, initially filed on October 6, 2010, as subsequently amended on November 19, 2010 and January 6, 2011 (collectively, the “Registration Statement”).

The Company requests withdrawal of the Registration Statement because it has determined not to proceed with the public offering contemplated by the Registration Statement due to unfavorable market conditions. The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement and such Registration Statement was not declared effective.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please provide a copy of the order granting the withdrawal of the Registration Statement to the undersigned via facsimile at (407) 650-0597, with a copy to David Bonser of Hogan Lovells US LLP, the Company’s counsel, via facsimile at (202) 637-5910.

Sincerely,

EOLA PROPERTY TRUST

By:	/s/ James R. Heistand
James R. Heistand
Executive Chairman of the Board of Trustees